UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
















































INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of Alpha Core Strategies Fund:
We have examined management's assertion, included in the accompanying Management's Assertion Regarding Alpha Core Strategies Fund's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Alpha Core Strategies Fund (the "Fund"), complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2018, with respect to securities reflected in the investment account of the Fund. The Fund's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of June 30, 2018, and with respect to agreement of security purchases and sales, for the period from March 31, 2018 (the date of our last examination) through June 30, 2018:

1. Confirmation of all investments held by the Fund with the transfer agent or with the underlying fund managers or their representatives without prior notice;

2. Reconciliation of all investments to the books and records of the Fund with the transfer agent or with the underlying fund managers or their representatives;

3. Agreement of 6 security purchases and 2 security sales since our last report from the books and records of the Fund to subscription or redemption notices or other notices from the underlying fund manager.

Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that Alpha Core Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2018 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Alpha Core Strategies Fund and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 29, 2019





Management's Assertion Regarding Alpha Core Strategies Fund's Compliance with Rule 17f-2 Under the Investment Company Act of 1940
We, as members of management of Alpha Core Strategies Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2018, and from March 31, 2018 (the date of last examination) through June 30, 2018.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2018, with respect to securities reflected in the investment accounts of the Fund.
Alpha Core Strategies Fund
By:
/s/ Robert Morgan
Robert Morgan
President, Alpha Core Strategies Fund
January 29, 2019

/s/ Tracy Dotolo
Tracy Dotolo
Principal Financial Officer, Alpha Core Strategies Fund
January 29, 2019